Exhibit 99.1

HomesToLife Reports 71% Increase in Net Profit to US$13.1 Million for 9M 2025

Export growth and margin improvement drive continued performance

SINGAPORE, Nov. 17, 2025 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced its unaudited financial results for the nine months ended September 30, 2025 (“9M 2025”) and the third quarter of 2025 (“Q3 2025”).

“Our consistent performance demonstrates the resilience of our diversified export model and disciplined cost control,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “As we approach the year-end peak season, we are well-positioned to capitalize on seasonal demand while sustaining long-term growth through our key markets.”

Selected Financial Highlights

	9M 2024	9M 2025	Change	Q3 2024	Q3 2025	Change
	US$’000	US$’000	(%)	US$’000	US$’000	(%)
Net revenue	238,964	275,078	15%	82,652	94,302	14%
Export	223,553	254,909	14%	75,296	86,900	15%
Retail	2,943	5,687	93%	940	2,305	145%
Leather	12,468	14,482	16%	6,416	5,097	(21)%
By geographical	238,964	275,078	15%	82,652	94,302	14%
Asia Pacific	70,338	75,137	7%	27,478	26,454	(4)%
Europe	137,862	165,942	20%	43,429	55,953	29%
North America	30,763	33,999	11%	11,744	11,895	1%
Gross profit	60,881	76,134	25%	18,945	26,302	39%
Gross margin (%)	25.5%	27.7%	25%	22.9%	27.9%	39%
Operating expenses	52,576	62,158	18%	18,062	21,373	18%
Selling expenses	39,651	47,374	19%	13,425	16,281	21%
General and Administrative	12,439	13,812	11%	4,460	4,786	7%
Listing expenses	487	972	100%	176	306	73%
Income from operations	8,305	13,976	68%	884	4,929	458%
Net income	7,679	13,159	71%	2,313	3,134	36%
Earnings per share (Basic and diluted)	0.09	0.15	67%	0.03	0.03	-

Financial results for 9M 2025, 9M2024, Q3 2025 and Q4 2024, unless otherwise stated, reflect the inclusion of HTL Marketing Pte. Ltd. because of the acquisition of 100% of equity interests in HTL Marketing Pte. Ltd. completed on 19 May 2025.

9M 2025 Performance

The Company reported net revenue of $275.0 million in 9M 2025, a 15% increase from revenue of $238.9 million in the same period in 2024, driven by stronger export sales across Europe, which increased 20% and North America, which increased 11%.

Gross profit rose 25% to $76.1 million, compared to $60.8 million in 9M 2024 results, in line with the higher revenue. Gross margin improved by 2.2 percentage points to 27.7% in 9M 2025, compared to 25.5% in 9M 2024.

In 9M 2025, total operating expenses rose 18% year-over-year to $62.1 million, driven by a 19% increase in selling expenses to $47.3 million. The higher selling expenses were driven mainly by an increase of $5.8 million in freight costs from the Suez Canal disruption, $1.3 million in start-up costs related to the South Korea retail acquisition, and higher warranty and commission expenses in line with increased sales activity.

General and administrative expenses rose 11% to $13.8 million in 9M 2025, mainly due to higher staff costs and expenses related to the Company’s Nasdaq listing.

The Company reported foreign exchange gains of $4.5 million in 9M 2025, up from $1.5 million in the same period in 2024, primarily due to favourable movements in British pound (GBP) and euro (EUR) receivables and the depreciation of Chinese renminbi (CNH)-denominated payables against the U.S. dollar during the period.

Net income for 9M 2025 rose 71% to $13.2 million, compared to a net profit of $7.7 million in 9M 2024, translating to earnings per share of $0.15, up from $0.09 per share, and annualized return on average common shareholders’ equity (ROE) was 74%.

Q3 2025 Performance

The Company reported revenue of $94.3 million in Q3 2025, up 14% from $82.6 million a year ago, driven by stronger export sales across Europe, which increased 29%, and a $1.3 million contribution from the newly acquired Korea retail operations.

Gross profit increased 39% to $26.3 million, with gross margin improving to 27.9% from 22.9% in Q3 2025, reflecting higher export volumes and improved operating efficiency. Net income rose 36% to $3.1 million, compared to $2.3 million in Q3 2024, translating to earnings per share of $0.03.

Financial Position

As of September 30, 2025, the Company remained in a healthy financial position, with $21.8 million in cash and bank balances. Total borrowings stood at $10.1 million, comprising only of short-term trade financing to support higher working capital requirements from export growth. HomesToLife was in a net cash position of approximately $11.7 million, underpinned by positive operating cash flow.

Net cash generated from operating activities was $4.0 million in 9M 2025, in line with higher profit and disciplined working capital management.

Outlook

The Company maintains its guidance for FY2025 revenue to range between $360 million to $375 million.

The Company continues to maintain a robust liquidity position, with the goal of ensuring financial flexibility to support its strategic growth initiatives while meeting short-term operational and financing obligations.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company with two core divisions: a Consumer Retail Division with direct operations in Singapore and Korea, and a Wholesale & Trade Division.

Leveraging more than 50 years of heritage built by its founders, HTLM combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India.

In May 2025, HTLM strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

HTLM is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and its subsidiaries. Forward-looking statements can be identified by the words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Roger Ng, Senior Director

Jass Lim, Associate Director

HomesToLife@edelmansmithfield.com

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2024	September 30, 2025

ASSETS
Current assets:
Cash and cash equivalents	$24,860,621	$21,750,924
Accounts receivables, net (including receivable from related parties of $1,907,637 and $928,951 as of September 30, 2025 and December 31, 2024, respectively)	66,928,602	65,768,061
Inventories, net	8,032,089	12,156,115
Amounts due from related parties	2,807,854	4,832,655
Deposit, prepayments and other receivables	5,145,372	6,973,080
Total current assets	107,774,538	111,480,835

Non-current assets:
Property, plant and equipment, net	3,734,157	4,272,173
Right-of-use assets, net	6,632,749	6,075,192
Deferred tax asset, net	636,581	681,779
Total non-current assets	11,003,487	11,029,144

TOTAL ASSETS	$118,778,025	$122,509,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,701,283	$3,090,766
Accounts payable, related parties	72,724,799	63,732,800
Customer deposits	853,626	1,311,889
Accrued liabilities and other payables	4,428,806	6,689,131
Short-term borrowings	15,255,874	10,127,464
Amount due to related parties	292,753	-
Lease liabilities	2,100,281	1,944,325
Warranty liabilities	2,095,842	2,470,208
Derivatives and hedging instruments	-	171,365
Income tax liabilities	2,467,506	3,278,904
Total current liabilities	102,920,770	92,816,853

Long-term liabilities:
Provision for reinstatement cost	262,479	320,463
Lease liabilities	4,883,321	4,476,070
Total long-term liabilities	5,145,800	4,796,533

TOTAL LIABILITIES	108,066,570	97,613,387

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, $0.0001 par value, 100,000,000 shares authorized, 89,687,500 and 89,687,500 shares issued and outstanding as of September 30, 2025 and December 31, 2024*	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,686,896)	(11,660,303)
Accumulated losses	(13,790,042)	(631,498)
Total shareholders’ equity	10,711,455	24,896,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,778,025	$122,509,979

* The share amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the three months ended September 30,		Nine Months ended September 30,
	2024	2025	2024	2025

Revenues, net	$82,651,838	$94,302,780	$238,963,947	$275,077,583
Cost of goods sold	(63,706,782)	(68,001,603)	(178,082,934)	(198,943,862)

Gross profit	18,945,056	26,301,177	60,881,013	76,133,721

Operating expenses:
Sales and distribution expenses	(13,424,877)	(16,281,473)	(39,651,095)	(47,373,583)
General and administrative expenses	(4,460,458)	(4,786,316)	(12,438,689)	(13,812,247)
Listing expenses	(176,193)	(305,684)	(486,695)	(971,705)
Total operating expenses	(18,061,528)	(21,373,473)	(52,576,479)	(62,157,535)

Income from operations	883,528	4,927,704	8,304,534	13,976,186

Other income (expense):
Interest expense	(364,499)	(256,054)	(751,762)	(986,426)
Interest income	19,502	6,147	114,542	22,394
Government subsidies	5,191	13,558	26,423	30,508
Foreign exchange gain, net	969,693	227,588	1,502,602	4,521,221
Net loss from forgiveness of related parties debt restructuring	-	(1,460,543)	-	-
Professional fees on acquisition of HTL Marketing	-	-	-	(1,261,560)
Scrap sofa sale income	139,342	115,186	442,795	338,449
Change in fair value of derivatives and hedging instruments	1,060,339	581,878	(4,502)	(171,365)
Sundry income	13,434	93,795	95,250	133,199
Total other (expense) income, net	1,843,002	(678,445)	1,425,348	2,626,420

Income before income taxes	2,726,530	4,249,260	9,729,8812	16,602,606

Income tax expense	(413,481)	(1,114,790)	(2,051,217)	(3,444,062)

NET INCOME	$2,313,049	$3,134,470	$7,678,665	$13,158,544

Other comprehensive income (loss):
– Foreign currency translation adjustments	1,667,852	(341,582)	18,859	1,026,593

COMPREHENSIVE INCOME	$3,980,901	$2,792,887	$7,697,524	$14,185,137

Weighted average number of ordinary shares:
Basic and diluted *	88,250,000	89,687,500	88,250,000	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.03	$0.03	$0.09	$0.15

* The share amounts and per share data are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME – SEGMENT REPORTING

(Currency expressed in United States Dollars (“US$”), except for number of shares

	Nine months ended September 30, 2024
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$2,943,113	$221,799,412	$1,747,259	$-	$226,489,784
From related parties	-	1,753,267	10,720,896	-	12,474,163
	2,943,113	223,552,679	12,468,155	-	238,963,947
Cost of goods sold	(1,132,601)	(164,908,845)	(12,041,488)	-	(178,082,934)

Gross profit	1,810,512	58,643,834	426,667	-	60,881,013

Operating expenses:
Sales and distribution	(1,999,806)	(37,482,942)	(168,347)	-	(39,651,095)
General and administrative	(1,137,316)	(11,190,881)	(5,024)	(105,468)	(12,438,689)
Listing expenses		-	-	(486,695)	(486,695)
Total operating expenses	(3,137,122)	(48,673,823)	(173,371)	(592,163)	(52,576,479)

Operating profit	(1,326,610)	9,970,011	253,296	(592,163)	8,304,534

Other income (expenses):
Interest expense	(149,919)	(327,704)	(274,139)	-	(751,762)
Interest income	-	114,211	331	-	114,542
Government subsidies	15,549	10,874	-	-	26,423
Foreign exchange gain, net	5,086	1,511,993	5,852	(20,329)	1,502,602
Scrap sofa sale income	-	442,795	-	-	442,795
Change in fair value of derivatives and hedging instruments		(4,502)			(4,502)
Sundry income (expense)	78,401	16,839	10	-	95,250
Total other income (expenses), net	(50,883)	1,764,506	(267,946)	(20,329)	1,425,348

Income before income expense	(1,377,493)	11,734,517	(14,650)	(612,492)	9,729,882
Income tax expense	-	(2,053,707)	2,490	-	(2,051,217)

Segment income (loss)	$(1,377,493)	$9,680,810	$(12,160)	$(612,492)	$7,678,665

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME – SEGMENT REPORTING

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Nine months ended September 30, 2025
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$5,687,313	$252,646,787	$276,399	$-	$258,610,499
From related parties	-	2,262,235	14,204,849	-	16,467,084
	5,687,313	254,909,022	14,481,248	-	275,077,583
Cost of goods sold	(2,288,086)	(182,786,468)	(13,869,308)	-	(198,943,862)

Gross profit	3,399,227	72,122,554	611,940	-	76,133,721

Operating expenses:
Sales and distribution	(3,855,251)	(43,452,195)	(66,137)	-	(47,373,583)
General and administrative	(1,370,357)	(12,361,842)	(4,579)	(75,469)	(13,812,247)
Listing expenses	-	-	-	(971,705)	(971,705)
Total operating expenses	(5,225,608)	(55,814,037)	(70,716)	(1,047,174)	(62,157,535)

Operating profit	(1,826,381)	16,308,517	541,224	(1,047,174)	13,976,186

Other income (expenses):
Interest expense	(179,966)	(427,378)	(379,082)	-	(986,426)
Interest income	280	21,810	303	-	22,394
Government subsidies	22,681	7,827	-	-	30,508
Foreign exchange gain, net	(17,177)	4,528,164	5,641	4,593	4,521,221
Net gain from forgiveness of related parties debt restructuring				-	-
Professional fees on acquisition of HTL Marketing	-	-	-	(1,261,560)	(1,261,560)
Scrap sofa sale income	-	338,449	-	-	338,449
Change in fair value of derivatives and hedging instruments		(171,365)			(171,365)
Sundry income (expense)	56,674	136,955	7	(60,438)	133,199
Total other income (expenses), net	(117,507)	4,434,462	(373,131)	(1,317,405)	2,626,420

Income before income expense	(1,943,888)	20,742,979	168,093	(2,364,578)	16,602,606
Income tax expense	-	(3,415,486)	(28,576)	-	(3,444,062)

Segment income (loss)	$(1,943,888)	$17,327,493	$139,517	$(2,364,578)	$13,158,544

	For the three months ended September 30,2024
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$939,764	$74,315,333	$773,076	$-	$76,028,172
From related parties	-	980,252	5,643,414	-	6,623,666
	939,764	75,295,585	6,416,490	-	82,651,838
Cost of goods sold	(355,795)	(57,088,707)	(6,262,280)	-	(63,706,782)

Gross profit	583,969	18,206,878	154,209	-	18,945,056

Operating expenses:
Sales and distribution	(636,847)	(12,728,041)	(59,989)	-	(13,424,877)
General and administrative	(521,104)	(3,928,371)	(1,471)	(9,513)	(4,460,458)
Listing expenses		-	-	(176,193)	(176,193)
Total operating expenses	(1,157,951)	(16,656,412)	(61,460)	(185,706)	(18,061,528)

Operating profit	(573,982)	1,550,466	92,750	(185,706)	883,528

Other income (expenses):
Interest expense	(56,573)	(184,592)	(123,333)	-	(364,499)
Interest income	-	19,350	153	-	19,502
Government subsidies	1,860	3,331	-	-	5,191
Foreign exchange gain(loss), net	5,609	979,224	3,676	(18,816)	969,693
Scrap sofa sale income	-	139,342	-	-	139,342
Change in fair value of derivatives and hedging instruments		1,060,339			1,060,339
Sundry income (expense)	51,257	(37,830)	7	-	13,434
Total other income (expenses), net	2,152	1,979,164	(119,498)	(18,816)	1,843,002

Income before income expense	(571,829)	3,529,631	(26,749)	(204,522)	2,726,530
Income tax expense	-	(418,029)	4,547	-	(413,481)

Segment income (loss)	$(571,829)	$3,111,602	$(22,202)	$(204,522)	$2,313,049

	For the three months ended September 30,2025
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$2,305,039	$86,187,600	$0	$-	$88,492,639
From related parties	-	712,212	5,097,930	-	5,810,141
	2,305,039	86,899,810	5,097,930	-	94,302,781
Cost of goods sold	(886,592)	(62,260,173)	(4,854,837)	-	(68,001,602)

Gross profit	1,418,447	24,639,638	243,092	-	26,301,178

Operating expenses:
Sales and distribution	(1,450,561)	(14,817,435)	(13,477)	-	(16,281,473)
General and administrative	(463,390)	(4,261,934)	(1,554)	(59,439)	(4,786,316)
Listing expenses	-	-	-	(305,684)	(305,684)
Total operating expenses	(1,913,951)	(19,079,368)	(15,030)	(365,123)	(21,373,473)

Operating profit	(495,504)	5,560,269	228,062	(365,123)	4,927,705

Other income (expenses):
Interest expense	(54,783)	(32,955)	(168,316)	-	(256,054)
Interest income	150	5,864	133	-	6,146
Government subsidies	10,443	3,115	-	-	13,558
Foreign exchange gain(loss), net	(7,530)	236,097	(574)	(406)	227,588
Net gain from forgiveness of related parties debt restructuring				(1,460,543)	(1,460,543)
Professional fees on acquisition of HTL Marketing	-	133,960	-	(133,960)	-
Scrap sofa sale income	-	115,186	-	-	115,186
Change in fair value of derivatives and hedging instruments		581,878			581,878
Sundry income (expense)	(21,610)	115,405	-	-	93,795
Total other income (expenses), net	(73,331)	1,158,551	(168,757)	(1,594,908)	(678,446)

Income before income expense	(568,835)	6,718,819	59,306	(1,960,031)	4,249,259
Income tax expense	-	(1,104,708)	(10,082)	-	(1,114,791)

Segment income (loss)	$(568,835)	$5,614,111	$49,224	$(1,960,031)	$3,134,468

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Nine months ended September 30,
	2024	2025

Net cash provided by operating activities	$1,978,988	$4,082,057
Net cash used in investing activities	(490,681)	(572,112)
Net cash used in financing activities	239,631	(7,445,963)
Effect on exchange rate change on cash and cash equivalents	44,596	826,321
	1,772,534	(3,109,697)
BEGINNING OF PERIOD	22,624,972	24,860,621

END OF PERIOD	$24,397,506	$21,750,924

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